EXHIBIT 99.1

NewsRelease

TransCanada Declares Quarterly Dividends

CALGARY, Alberta - April 29, 2016 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced that the Board of Directors (Board) of TransCanada declared a quarterly dividend of $0.565 per common share for the quarter ending June 30, 2016, on the Company’s outstanding common shares. The common share dividend is payable on July 29, 2016 to shareholders of record at the close of June 30, 2016.

The Board also declared quarterly dividends on the outstanding Cumulative First Preferred Shares as follows:

•	For the period up to but excluding June 30, 2016, payable on June 30, 2016, to shareholders of record at the close of business on May 31, 2016:

◦	Series 1 - $0.204125 per share

◦	Series 2 - $0.14806148 per share

◦	Series 3 - $0.1345 per share

◦	Series 4 - $0.10828005 per share

•	For the period up to but excluding July 30, 2016, payable on August 2, 2016, to shareholders of record at the close of business on June 30, 2016:

◦	Series 5 - $0.14143750 per share

◦	Series 6 - $0.12444126 per share

◦	Series 7 - $0.25 per share

◦	Series 9 - $0.265625 per share

•	For the period up to but excluding May 31, 2016, payable on May 31, 2016, to shareholders of record at the close of business on May 12, 2016:

◦	Series 11 - $0.2375 per share

◦	Series 13 - initial partial dividend of $0.1540 per share

These dividends are designated by TransCanada to be eligible dividends for purposes of the Income Tax Act (Canada) and any similar provincial or territorial legislation. An enhanced dividend tax credit applies to eligible dividends paid to Canadian residents.

Common shares purchased with reinvested cash dividends under TransCanada's Dividend Reinvestment and Share Purchase Plan (DRP) will be acquired on the Toronto Stock Exchange at 100 per cent of the weighted average purchase price. The DRP is available for dividends payable on TransCanada's common and preferred shares.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 67,000 kilometres (42,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,400 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

EXHIBIT 99.1

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s 2015 Annual Report on our website at www.transcanada.com or filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Mark Cooper / Terry Cunha
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522